Exhibit 99.3.c

CONSENT OF QUALIFIED PERSON

Glenn Zamudio, FAUSIMM

Mining Plus, Australia

Level 1, George Wiencke Dr, Perth Airport, WA 6015

TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of Superintendent of Securities, Service (Newfoundland and Labrador Securities Regulation)

Office of the Superintendent of Securities, Prince Edward Island

I, Glenn Zamudio, consent to the public filing of the technical report titled “Technical Report – Preliminary Economic Assessment Study” for the La Negra Mine (the “Report”) issued to Minera La Negra S.A. de C.V., with an effective date of March 31, 2022 by Excellon Resources Inc. (the “Company”).

I also consent to any extracts from or a summary of the sections of the Report that I am responsible for preparing in the Company’s news release titled “Excellon Announces Agreement to Acquire Past Producing La Negra Mine in Mexico” dated January 9, 2023 (the “News Release”).

I certify that I have read the News Release being filed by the Company and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

DATED this 9th day of January, 2023.

Glenn Zamudio	“Glenn Zamudio”